Exhibit 12.1

PALM, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE TO COVER FIXED CHARGES AND

PREFERENCE DIVIDENDS

(in thousands, except ratio amounts)

	Fiscal year ended					Three months ended August 29, 2008
	May 28, 2004	June 3, 2005	June 2, 2006	June 1, 2007	May 30, 2008
Earnings:
Income (loss) before income taxes	$(4,124)	$80,531	$116,647	$92,427	$(158,228)	$(42,111)
Plus: Total fixed charges (1)	3,402	3,284	4,747	3,721	22,055	7,256

Earnings available to cover fixed charges and preference dividends	$(722)	$83,815	$121,394	$96,148	$(136,173)	$(34,855)

Fixed Charges:
Interest expensed and capitalized	$2,233	$2,049	$3,134	$1,970	$20,397	$6,894
Amortization of borrowing expenses	251	189	187	106	129	38
Interest attributable to rentals	918	1,046	1,426	1,645	1,529	324

Total fixed charges	3,402	3,284	4,747	3,721	22,055	7,256
Preference dividends (2)	—	—	—	—	5,516	2,401

Total fixed charges and preference dividends	$3,402	$3,284	$4,747	$3,721	$27,571	$9,657

Ratio of earnings available to cover fixed charges and preference dividends (3)	—	25.52x	25.57x	25.84x	—	—

(1)	Fixed charges include interest on indebtedness, amortization of borrowing expenses and the portion of rental expense under operating leases deemed by us to be representative of the interest factor.
(2)	Preference dividends represent the pre-tax accretion of series B redeemable convertible preferred stock.
(3)	For the years ended June 3, 2005, June 2, 2006 and June 1, 2007, there is no difference between the ratio of earnings available to cover fixed charges and the ratio of earnings available to cover fixed charges and preference dividends. The deficiency of earnings available to cover fixed charges for the years ended May 28, 2004 and May 30, 2008 and for the three months ended August 29, 2008 was $4,124,000, $158,228,000 and $42,111,000, respectively. The deficiency of earnings available to cover fixed charges and preference dividends for the years ended May 28, 2004 and May 30, 2008 and for the three months ended August 29, 2008 was $4,124,000, $163,744,000 and $44,512,000, respectively.